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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street, 8th Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana Ward 617-226-8110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400, Whippany, NJ 07981-1070
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas A. Sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, as of February 28th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA F. WARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2024

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

BOSTONIA GLOBAL SECURITIES LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

Notes to Financial Statements 6-14

Supplemental Information
Schedule I:
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 15

Schedule II:
Computation for Determination of Reserve Requirements And Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission 16

Report of Independent Registered Public Accounting Firm on Review of Exemption Report 17

Rule 15c3-3 Exemption Report 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bostonia Global Securities LLC (the "Company"), as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey
February 27, 2019

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets		
Cash, unrestricted	$	3,767,818
Cash, restricted		109,770
Accounts receivable		8,881
Deposits and other prepaids		17,991
Due from affiliates		226,780
Property and equipment, net		239,808
Security deposit		16,246
Total Assets	$	4,387,294
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	168,850
Accrued expenses and other liabilities		1,131,930
Contract liabilities		162,653
Total Liabilities		1,463,433
Member's Equity		2,923,861
Total Liabilities and Member's Equity	$	4,387,294

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue		
Advisory and placement services	$	9,351,132
Revenue sharing		1,851,253
Other income		66,763
Total Revenue		11,269,148
Operating Expenses		
Employee compensation and benefits	$	5,122,440
Legal, professional and regulatory fees		1,373,352
Occupancy and equipment		380,829
Depreciation and amortization		43,524
Technology and communication		77,325
Office expenses		389,815
Travel and entertainment		136,461
Bad debts		120,778
Other expenses		18,370
Total Operating Expenses		7,662,894
Net Income	$	3,606,254

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

		Membership Units		Accumulated Capital		Total Member's Equity
Balance at January 1, 2018	$	87,500	$	1,687,957	$	1,775,457
Member's distributions		-		(2,457,850)		(2,457,850)
Net income		-		3,606,254		3,606,254
Balance at December 31, 2018	$	87,500	$	2,836,361	$	2,923,861

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net income	$	3,606,254
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		43,524
Bad debts		(120,778)
Changes in operating assets and liabilities:		
Accounts receivable		(2,881)
Loan receivable		350,000
Deposits and other prepaids		(4,496)
Due from affiliates		(67,954)
Security deposit		(16,246)
Accounts payable		69,342
Accrued expenses and other liabillities		473,422
Contract liabilities		162,653
Total Adjustments		886,586
Net Cash Provided by Operating Activities		4,492,840
Cash Flows Used In Investing Activities		
Investment in property and equipment		(168,928)
Cash Flows Used In Financing Activities		
Distributions to member		(2,457,850)
Net Increase In Cash and Restricted Cash		1,866,062
Cash and Restricted Cash at Beginning of Year		2,011,526
Cash and Restricted Cash at End of Year	$	3,877,588
Cash and restricted cash consist of the following:		
Beginning of period:		
Cash	$	1,901,756
Restricted Cash		109,770
Total	$	2,011,526
End of Period:		
Cash	$	3,767,818
Restricted Cash		109,770
Total	$	3,877,588

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF COMPANY

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Bostonia Group, LLC (the "Holding Company") as of December 31, 2018. The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

On January 1, 2019, Bostonia Global Securities LLC was legally separated from Bostonia Group LLC. The Company is seeking approval from FINRA to change its name to Waterway Capital, LLC. Waterway Capital, LLC would be a wholly-owned, disregarded entity under the new holding company, Waterway Partners, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RESTRICTED CASH
Restricted cash consists of a twelve month automatically renewed certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 5. As of December 31, 2018, the restricted certificate of deposit amount is $109,770.

PROPERTY AND EQUIPMENT, NET
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONINUED)

The Company is organized as a single-member Limited Liability Company. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of Bostonia Group, LLC and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2018, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2018, the Holding Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

REVENUE RECOGNITION

On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has adopted the provisions of this guidance on January 1, 2018 using the retrospective with cumulative effect transition method. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes private placements fees.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

As part of this analysis over Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

Upon adoption of the new standard, no adjustment to beginning member's equity was necessary.

REVENUE FROM CONTRACTS WITH CUSTOMERS

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING

Advisory & placement services fees and revenue sharing: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers		
Investment banking fees		
Advisory and placement services	$	9,351,132
Revenue sharing		1,851,253
Total investment banking fee revenue		11,202,385
Total revenue from contracts with customers	$	11,202,385

CONTRACT BALANCES

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	December 31, 2018	January 1, 2018
Customer receivables	$ -	$ -
Contract assets	-	-
Contract liabilities	162,653	-

There was no revenue recognized in 2018 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

Significant changes in the contract liabilities balance during the period are as follows:

	December 31, 2018		January 1, 2018	
	Contract Assets	Contract Liabilities	Contract Assets	Contract Liabilities
Increases due to cash received, excluding amounts recognized as revenue during the period	$ -	(162,653)	$ -	-

ADVERTISING

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2018 is $12,053.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

FAIR VALUE MEASUREMENTS (CONTINUED)

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management evaluated the effect this pronouncement will have on the financial statements and related disclosures. We estimate adoption of the standard will result in recognition of additional net lease assets and lease liabilities of approximately $1.7 million and $2.1 million, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In November 2016, the FASB issued guidance which reduced the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance required that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted guidance retrospectively as of January 1, 2018. Upon adoption, changes in restricted cash, which had previously been presented as operating activities, are now included within beginning and ending cash in our statement of cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2018:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	109,550
Computer equipment	3 years		102,456
Office equipment	3 years		40,647
Software	3 years		1,675
Leasehold improvements	Life of lease		184,032
Total Cost			438,360
Less: accumulated depreciation and amortization			(198,552)
Property and Equipment, Net		$	239,808

Depreciation and amortization expense totaled $43,524 for the year ended December 31, 2018.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2018, the Company had net capital of $2,304,371, which was in excess of the minimum net capital of $97,562. The Company's aggregate indebtedness to net capital ratio was 0.6 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS

The Company leases office facilities pursuant to three operating lease agreements. The Boston facility lease is secured by a standby letter of credit. The Boston lease contains escalation clauses and free rent and as such, rental expense has been recognized on a straight-line basis over the lease term. At December 31, 2018, deferred rent obligations included in other liabilities on the statement of financial condition amounted to $216,956. The Company also leases office space in Chicago and New York. The New York lease is on a month-to-month basis and can be canceled at any time. The Company's annual future minimum payments required under these leases are as follows:

2019	$	543,649
2020		553,147
2021		562,671
2022		572,224
2023		282,456
	$	2,514,147

Rental expense under operating leases was $355,791 for the year ended December 2018.

The Company shares office space and rent expense in the Boston facility with a sister company, Bostonia Partners, LLC.

Additionally, the Company has sublet portions of its Boston facility under two space sharing license agreements. One agreement provides for monthly payments of $4,950 through January 31, 2019. The second agreement provides for monthly payments of $6,000 through January 31, 2019. The first agreement was extended through January 31, 2020 for monthly payments of $7,000. The Company shares this sublease income with Bostonia Partners, LLC. Sublease income for the year ended December 31, 2018 is $65,700 and is included in other income on the statement of income. The Company anticipates receiving $43,975 and $3,500 in rental income under these agreements in 2019 and 2020, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Bostonia Group LLC through December 31, 2018 and Waterway Partners, LLC after that date.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2018, the related parties incurred $463,415 in expenses that were paid by the Company. At December 31, 2018 the Company has a balance due from Bostonia Partners LLC of $680.

As part of the dissolution from Bostonia Group LLC, Bostonia Partners, LLC owed the Company $226,780. That amount was for Bostonia Partners, LLC pro rata share of expenses which were paid by the Company.

The Company forgave a balance due from Bostonia Partners LLC in the amount of $120,778.

NOTE 7 – PROFIT SHARING PLAN

The Company participates in a discretionary profit sharing plan maintained by Bostonia Partners LLC, an affiliate that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2018 were $88,995.

NOTE 8 – CONCENTRATIONS

The Company maintains its cash at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

During 2018, the Company had three customers that represented 51% of revenue.

NOTE 9 – LOAN RECEIVABLE

The Company has a profit sharing arrangement with another company. During 2017, the Company loaned $350,000 to the other company in conjunction with a profit sharing transaction. The loan was due on demand and was without interest. The transaction was completed in December 2017 and the loan was paid in full in January 2018.

NOTE 10 – EXEMPTION STATUS

Bostonia Global Securities LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

NOTE 11 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2018 financial statements through the date on which the financial statements were available to be issued.

During 2019, the Financial Industry Regulatory Authority ("FINRA") approved the proposed name change of Bostonia Global Securities LLC to Waterway Capital LLC.

BOSTONIA GLOBAL SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEAR ENDED DECEMBER 31, 2018

Schedule I

Member's Equity		2,923,861
Non-allowable assets		
Cash, restricted		(109,770)
Deposits and prepaids		(17,991)
Accounts receivable		(8,881)
Due from affiliates		(226,780)
Security deposit		(16,246)
Property and equipment, net		(239,808)
Total non-allowable assets		(619,476)
Net capital before haircut		2,304,385
Less: haircut		(14)
Net capital		2,304,371
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(97,562)
Excess net capital	$	2,206,809
Aggregate Indebtedness	$	1,463,433
Ratio, aggregate indebtedness to net capital		.6 to 1

No material differences exist in net capital, as reported in Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2018

See accompanying report of independent registered public accounting firm.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Bostonia Global Securities LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bostonia Global Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

Whippany, New Jersey

February 27, 2019

Bostonia Global Securities LLC
Exemption Report
Year Ended December 31, 2018

Bostonia Global Securities LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under Section (k)(2)(i); and

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2018 through December 31, 2018, without exception.

I, Thomas A. Sargent, President, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_______________________________________
Title: President
February 28, 2019